

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

Via E-Mail
Mr. Paul McDonald
Chief Executive Officer, President
Global System Designs, Inc.
24123 Peachland Blvd., C-4, #106
Port Charlotte, Florida 33954

> **Re: Global System Designs, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 8, 2013**
> **File No. 333-187782**

Dear Mr. McDonald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please identify your company as a shell company on the cover page of the prospectus. Please revise your disclosure to identify your selling shareholders as underwriters. We believe that because (i) your company is a shell company; (ii) your selling shareholders received their shares recently; and (iii) the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling

shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

3. Please revise references to Rule 144 to clarify that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

Summary of Prospectus, page 3

4. Disclose why the company is becoming a reporting company at this time in light of the following:

- The company was only recently incorporated and has not fully developed its proposed business operations;
- The company has no revenues or other sources of income from operations, and its operations will not be sufficient to pay for the costs of being a reporting company;
- The company's success depends on two officers, but each:
    o has no disclosed experience in running a public company that is a reporting company with the Securities and Exchange Commission;
    o has no meaningful accounting or financial reporting education or experience; and
    o plan to devote only part-time to the company;
- The company's common stock has no market and may or may not become quoted on the over-the-counter market which will limit shareholders' ability to sell their shares and will also limit the company's ability to raise funds through equity financings or to use its shares as consideration;
- The company's common stock will likely be a penny stock.

Risk Factors, page 6

Our officers and director own 82% of the outstanding shares of our common stock…, page 13

5. Please revise or remove this risk factor. The general provisions of Rule 144 will not apply to your restricted shares until the conditions of Rule 144(i) are met.

Description of Business, page 22

Business Development, page 22

6. Please revise or explain your statement that the company has relied on "…loans from our corporate officers and directors for funding." We note throughout the filing that recent sales of securities have been the only source of funding. If the company has received loans from its officers, please revise to quantify and discuss any arrangements.

Principal Products, Services and Their Markets, page 22

7. Describe what a "fact sheet" is and how it provides a service or value to customers. Please also describe how you expect to monetize your business.

Competitive Business Conditions and Strategy; Global System Designs' Position in the Industry, page 23

8. Please revise assertions about your business to provide us with objective support to make clear upon what standard or measure you base your claims. For example, on page 23, you claim no competitors in the green housing industry offer the nature and scope of services as your company. To the extent that you do not have objective support for your claims, please characterize these statements as your beliefs and disclose the basis for these beliefs.

Research and Development Activities and Costs, page 24

9. Revise to reconcile your statements under this subsection with prior disclosure on page 22 and Use of Proceeds on page 14 regarding research expenditures necessary to grow your business.

Reports to Security Holders, page 25

10. Upon effectiveness of this registration statement, the company will be required to file periodic reports pursuant to Section 15(d) of the Securities Exchange Act of 1934. Therefore, the first sentence of this section is not correct. Please revise.

Market Price of and Dividends on the Registrant's Common Equity…, page 25

11. Please remove any reference to "listing" on the over-the-counter bulletin board and elsewhere in the prospectus. The OTCBB is not an issuer listing service, market or exchange.

Management's Discussion and Analysis, page 27

Results of Operations, page 27

12. In accordance with your disclosure under the business section, please revise to prominently disclose that you have not begun business operations or fully implemented your proposed business plan.

Limited Operating History; Need for Additional Capital, page 31

13. Please remove or explain the context of your statement, "There are also no plans or expectations to acquire or sell any plant or plant equipment in the first year of operations."

Directors and Executive Officers, page 33

Paul McDonald, page 34

14. Revise to identify the principal occupation held by Mr. McDonald during the past five years while employed by Fusion Environmental Management. Refer to Item 401(e) of Regulation S-K. Please discuss potential conflicts of interest arising from Mr. McDonald's involvement in two environmental oriented businesses. If applicable, please provide a risk factor explaining this issue.

Interim Consolidated Financial Statements

15. Please provide updated interim financial statements for the quarterly period ending February 28, 2013. We refer you to the financial statement updating guidance in Rule 8-03 of Regulation S-X.

Accountant's Consent

16. Please provide a currently dated and signed consent from your independent public accountant in your next filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-Mail
        Karen A. Batcher, Esq.
        Synergy Law Group, APC